                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-8384                                                              3/31/02
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2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      RBC Funds, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Rd., Columbus, OH 43219
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            REPORT OF MANAGEMENT ON COMPLIANCE WITH RULE 17F-2 OF THE
                         INVESTMENT COMPANY ACT OF 1940

June 24, 2002

We, as members of management of the RBC Funds, Inc. (formerly Centura Funds)
(the Funds), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2002, and from February 28, 2002 (the date of the last examination) through March 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of March 31, 2002, and from February 28, 2002 (the date of the last examination) through March 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds.



         /s/ NADEEM YOUSAF
---------------------------------------
Nadeem Yousaf
Treasurer



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
RBC Funds, Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with the Rule 17f-2 of the Investment Company Act of 1940," that the RBC Funds, Inc. (formerly Centura Funds), comprised of RBC Large Cap Equity Fund, RBC Mid Cap Equity Fund, RBC Small Cap Equity Fund, RBC Government Income Fund, RBC Quality Income Fund and RBC North Carolina Tax-Free Bond Fund (collectively, the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the
Act) as of March 31, 2002 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted without prior notice to management. Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from February 28, 2002 (the date of the last examination) through March 31, 2002:

- Confirmation of all securities and similar investments held by the Bank of New York in book entry form;
- Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow or out of transfer with brokers, pledges and/or transfer agents;
- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian, RBC Centura Bank; and
- Agreement of five security and/or investment purchases and five security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the RBC Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the RBC Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                            /s/ERNST & YOUNG LLP
Columbus, Ohio
June 24, 2002